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SEC FILE NUMBER
8-48724

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Churchill Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

312 Whittington Pkwy, Suite 201
(No. and Street)

Louisville	KY	40222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John J. Hunter Jr.	502-895-3535	jhunter@churchillfinancil.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert, LLP
(Name – if individual, state last, first, and middle name)

101 S. Fifth Street, Suite 2100	Louisville	KY	40202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Hunter, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Churchill Financial LLC _____, as of 12/31_____, 2025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _John J Hunter Jr_____

Title: _____
VP

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Churchill Financial, LLC

Contents



Report of Independent Registered Public Accounting Firm

To the Members
Churchill Financial, LLC
Louisville, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Churchill Financial, LLC (the "Company") as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended December 31, 2025, in conformity with generally accepted accounting principles in the United Sates.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplementary Information

The supplemental information contained in Schedule I, Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1996 (such date takes into account the acquisition of MCM CPA's & Advisors LLP by Cherry Bekaert LLP effective October 31, 2023)

Cherry Bekaert LLP

Louisville, Kentucky
February 26, 2026

cbh.com

Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash and equivalents	$	277,271
Deposits with clearing firms		142,893
Receivable from brokers and dealers		15,061
Prepaid expenses		62,491
Operating lease right-of-use asset		84,863
Fixed assets, net of accumulated depreciation of $33,703		6,219
Total assets	$	588,798

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	50,786
Lease liability		85,526
Members' equity		452,486
Total liabilities and members' equity	$	588,798

See accompanying notes.

2

Churchill Financial, LLC
Statement of Income
For the Year Ended December 31, 2025

Revenues:

Commissions	$	362,315
Account servicing fees		393,987
Investment advisory fees		234,321
		990,623

Expenses:

Clearing fees	150,798
Occupancy and equipment rental	56,314
Compensation costs and guaranteed payments to partners	783,776
Other operating expenses	420,833
	1,411,721

Loss Before Income Taxes		(421,098)
Income Tax Expense		503
Net Loss	$	(421,601)

Churchill Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Balance, beginning of year	$	874,087
Net Loss	$	(421,601)
Balance, end of year	$	452,486

Churchill Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:

Net Loss	$	(421,601)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		4,713
Operating lease right-of-use asset, non-cash		48,134
Changes in:		
Deposits with clearing firms		11,430
Receivable from brokers and dealers		52,703
Prepaid expenses		6,246
Accounts payable and accrued expenses		(31,455)
Operating lease liability		(51,058)
Net cash used in operating activities		(380,888)
Cash flows from investing activities:		
Purchase of fixed assets		(1,023)
Net cash used in investing activities		(1,023)
Net decrease in cash and equivalents		(381,911)
Cash and equivalents, beginning of year		659,182
Cash and equivalents, end of year	$	277,271

See accompanying notes.

5

Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2025

Note 1 - Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Revenue Recognition

We generate commission revenue, which occurs when clients trade securities and for which our performance obligation is fulfilled on the trade date, investment advisory fees, for which the performance obligation is performed over time, and account service fees, for which the performance obligation is performed over time.

Advisory fees are billed to clients on a calendar quarter at the beginning of that period, using values as of the last business day of each immediately preceding calendar quarter. The value of the assets in an advisory account on the billing date determines the amount billed, and accordingly, the revenues earned in the following three month period. Advisory revenues collected and agreed to by the client average 1.0% of the underlying assets as of December 31, 2025.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Account servicing fees are billed to clients on a calendar quarter at the beginning of that period, using values as of the last business day of each immediately preceding calendar quarter. The value of the assets in an advisory account on the billing date determines the amount billed, and accordingly, the revenues earned in the following three month period. Account servicing fees collected and agreed to by the client average .0.26% of the underlying assets as of December 31, 2025.

Cash and Cash Equivalents

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2025.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2022-2025 federal tax years remain open and subject to examination.

Accounts Receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts. The allowance for credit losses is based on the Company's expectation of the collectability of fees utilizing the Current Expected Credit Losses (CECL) framework. The Company's expectation is that the credit risk associated with receivables due from clients with which it conducts business are that the client will not fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in a fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

ended December 31, 2025. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. There was $877 in advertising expense for the year ended December 31, 2025.

Subsequent Events

Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2025 or the procedures followed in making the periodic computation required. At December 31, 2025, the Company had net capital of $284,785 and net capital requirements of $9,087 The ratio of aggregate indebtedness to net capital was 0.4786 to 1 at December 31, 2025. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 - Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc. Additionally, all account servicing fees earned by the company were received from one investment firm, Churchill Financial Advisors, LLC. Certain employees of the Company are also members of Churchill Financial Advisors, LLC.

Note 5 - Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan ("SAR-SEP"), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $92,626 of Company contributions during the year.

Note 6 - Operating Leases

The Company determines if an arrangement is a lease at inception. The Company has one operating lease which is included as an operating lease ROU asset and operating lease liability on the statement of financial condition.

The ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease ROU asset and liability are recognized at commencement date based on the present value of fixed lease payments over the lease term. In determining the present value of fixed lease payments, the Company used a rate of return of 8.50%. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In July 2024, the Company entered into a three-year operating lease for office space through June 2027. The lease term requires monthly rental payments of $4,864 in the first year, $5,010 in the second year and $5,159 in the third year, inclusive of common area maintenance. Lease expense for the operating lease totaled $56,320 for the year ended December 31, 2025. The balance of the ROU asset was $84,863 and the balance of the lease liability was $85,526 at December 31, 2025.

The weighted average remaining discount rate was 8.50% and the weighted average remaining lease term was 18 months as of December 31, 2025.

Supplemental cash information related to leases is as follows:

Note 6 - Operating Leases (Continued)

Cash paid for amounts included in the measurement of lease liability: $ 54,380

Future minimum rent payments required under this lease are as follows:

2026	61,013
2027	30,953
Total	$ 92,056
Less present value discount	(6,530)
Operating lease liability	$ 85,526

Note 7 - Segment Information

The Company operates in a single line of business as a securities broker-dealer, which is comprised of securities brokerage and financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 76% of its total revenues from two external customers in 2025.

Schedule I

Churchill Financial, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

Net capital:		
Total members' equity	$	452,486
Deduct non-allowable assets and excess fidelity bond deductible	$	167,701
Net capital before haircuts on securities positions (tentative net capital)		284,785
Net capital	$	284,785
Aggregate indebtedness:		
Lease liability, accounts payable and accrued expenses	$	136,312
Total aggregate indebtedness	$	136,312
Computation of basic net capital requirement:		
Minimum net capital required	$	9,087
Excess net capital	$	275,698
Ratio: aggregate indebtedness to net capital		0.4786 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2025)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	284,785
Net capital per above	$	284,785

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarter ended December 31, 2025.

See report of independent registered public accounting firm.



Report of Independent Registered Public Accounting Firm

To the Members
Churchill Financial, LLC
Louisville, Kentucky

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Churchill Financial, LLC (the "Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that they met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Louisville, Kentucky
February 26, 2026

cbh.com

Churchill Financial, LLC
Exemption Report

Churchill Financial, LLC
312 Whittington Parkway, Suite 201
Louisville, Kentucky 40222

SEC File No.: 8-48724
CRD No.:   39462

Fiscal Year Ended December 31, 2025

Churchill Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, John J. Hunter, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _John J. Hunter, Jr._

Title: _VP_